Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports third quarter results

Saskatoon, Saskatchewan, Canada, October 27, 2017 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2017 in accordance with International Financial Reporting Standards (IFRS).

“Our third quarter results were anticipated and in line with the outlook we provided in the second quarter,” said president and CEO, Tim Gitzel. “And, they reflect a very deliberate strategy to strengthen the company in the long term.

“There has been little change to the market and we continue to face difficult conditions, with the average year-to-date uranium spot price down about 20% compared to the 2016 annual average. In line with the other disciplined actions we have taken to address these weaker prices, we made some changes during the quarter to the way our global marketing activities are organized. As a result, we incurred $5 million in one-time costs, but expect to reduce costs between $8 million and $10 million per year once fully implemented.

“We have lowered our production outlook for the year to 24.0 million pounds from 25.2 million pounds. The reduction is due to production delays at Key Lake caused by work required on the existing calciner circuit and lower production than expected at Smith Ranch-Highland. Given our inventory position, we are willing to accept some variability in production this year, and expect there could be further variability in the future if current market conditions continue. However, we won’t compromise safety, the environment, or the long-term health of the company.

“As a result of our prudent actions, we continue to generate solid cash flows and this year we expect them to exceed the $312 million reported in 2016 despite weaker earnings.

“We can’t control the timing of a market recovery, so we continue to focus on our tier-one strategy; on being as streamlined and efficient as possible; responsibly managing our production, inventory and purchases; protecting and extending the value of our contract portfolio, and maximizing cash flow while maintaining our investment-grade rating. Ultimately, our goal is to remain competitive and position the company to ensure we have the ability to be among the first to respond when the market calls for more uranium.”

Summary of third quarter results and developments:

•	Net losses of $124 million; adjusted net losses of $50 million: As expected, pricing terms in contracts we delivered under during the quarter were lower resulting in a lower average realized price, and unit costs of production were higher due to the implementation of a mandatory summer vacation and planned maintenance shutdowns at our northern Saskatchewan operations. In addition, when comparing 2017 to 2016, our third quarter results were impacted by the loss of revenue under the disputed TEPCO contract, and the one-time costs incurred as a result of the change in the way our marketing activities are organized including the associated $111 million impairment of NUKEM’s goodwill.

•	Updated annual outlook: We have made the following updates to our 2017 financial outlook table in our third quarter MD&A: in our uranium segment we expect production of 24.0 million pounds, delivery volumes between 32 million and 33 million pounds, an average realized price of $47.50/lb, and an average unit cost of sales between $35/lb and $36/lb. On a consolidated basis, we expect a tax expense of less than $10 million, and capital expenditures of $160 million. Based on the outlook provided in the table and the assumptions for uranium prices and foreign exchange rates used in and listed below the table, and as we reported in the second quarter, we continue to expect 2017 adjusted net earnings to be weaker than in 2016. However, we continue to expect cash from operations to be higher in 2017 than the $312 million reported in 2016. This is forward looking information that is based on the additional assumptions and subject to the material risks discussed under the heading Caution about forward looking information beginning on page 4.

•	CRA trial concluded: Final arguments concluded on September 13, 2017. We expect a decision from the judge could take six to 18 months. We remain confident in our position.

•	TEPCO arbitration schedule set: The three arbitrators have been appointed and based on the current schedule set by them, we expect the case will be heard in the first quarter of 2019. However, the timing for a final decision will be dependent on how long the arbitrators deliberate following the conclusion of the hearing.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2017	2016	CHANGE	2017	2016	CHANGE
Revenue	486	670	(27)%	1,348	1,544	(13)%
Gross profit	51	146	(65)%	199	307	(35)%
Net earnings (losses) attributable to equity holders	(124)	142	(187)%	(143)	83	(272)%
$ per common share (basic)	(0.31)	0.36	(186)%	(0.36)	0.21	(271)%
$ per common share (diluted)	(0.31)	0.36	(186)%	(0.36)	0.21	(271)%
Adjusted net losses (non-IFRS, see page 3)	(50)	118	(142)%	(122)	54	(326)%
$ per common share (adjusted and diluted)	(0.13)	0.30	(143)%	(0.31)	0.14	(321)%
Cash provided by operations (after working capital changes)	154	385	(60)%	276	57	>100%

The financial information presented for the three months and nine months ended September 30, 2016 and September 30, 2017 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the third quarter and first nine months of 2017, compared to the same periods in 2016.

		THREE MONTHS ENDED		NINE MONTHS ENDED
CHANGES IN EARNINGS		SEPTEMBER 30		SEPTEMBER 30
($ MILLIONS)		IFRS	ADJUSTED	IFRS	ADJUSTED
Net earnings – 2016		142	118	83	54

Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher (lower) sales volume	(2)	(2)	17	17
	Lower realized prices ($US)	(131)	(131)	(243)	(243)
	Foreign exchange impact on realized prices	(4)	(4)	(7)	(7)
	Lower costs	35	35	111	111

	Change – uranium	(102)	(102)	(122)	(122)

Fuel services	Lower sales volume	(4)	(4)	(9)	(9)
	Higher realized prices ($Cdn)	13	13	34	34
	Higher costs	(18)	(18)	(27)	(27)

	Change – fuel services	(9)	(9)	(2)	(2)

NUKEM	Gross profit	14	14	10	16

	Change – NUKEM	14	14	10	16

Lower (higher) administration expenditures		(1)	(1)	26	26
Lower (higher) impairment charges		(111)	—	13	—
Lower exploration expenditures		2	2	13	13
Rabbit Lake reclamation provision		3	—	9	—
Loss (gain) on disposal of assets		(1)	(1)	3	3
Lower loss (lower gain) on derivatives		34	21	(8)	39
Higher foreign exchange losses		(30)	(30)	(16)	(16)
Gain on customer contract settlements in 2016		(59)	(59)	(59)	(59)
Lower income tax recovery		(7)	(4)	(97)	(78)
Other		1	1	4	4

Net losses – 2017		(124)	(50)	(143)	(122)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory adjustments, impairment charges, Rabbit Lake reclamation provisions, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles 2017 adjusted net earnings for the third quarter and for the first nine months with our net earnings for the same periods.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2017	2016	2017	2016
Net earnings (losses) attributable to equity holders	(124)	142	(143)	83

Adjustments
Adjustments on foreign exchange derivatives	(40)	(27)	(106)	(153)
NUKEM purchase price inventory adjustment	—	—	—	(6)
Impairment charges	111	—	111	124
Rabbit Lake reclamation provision	(9)	(6)	(15)	(6)
Income taxes on adjustments	12	9	31	12

Adjusted net earnings (losses)	(50)	118	(122)	54

Selected segmented highlights

			THREE MONTHS			NINE MONTHS
			ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS			2017	2016	CHANGE	2017	2016	CHANGE
Uranium	Production volume (million lbs)		3.1	5.9	(47)%	16.9	19.9	(15)%
	Sales volume (million lbs)[1]		9.2	9.3	(1)%	21.0	19.9	6%
	Average realized price	($US/lb)	32.42	43.37	(25)%	34.15	42.92	(20)%
		($Cdn/lb)	41.66	56.34	(26)%	44.86	56.77	(21)%
	Revenue ($ millions)[1]		385	526	(27)%	943	1,129	(16)%
	Gross profit ($ millions)		51	153	(67)%	179	301	(41)%
Fuel services	Production volume (million kgU)		0.6	0.6	—	5.4	6.5	(17)%
	Sales volume (million kgU)[1]		2.5	3.5	(29)%	6.9	8.7	(21)%
	Average realized price	($Cdn/kgU)	27.27	22.09	23%	29.94	25.06	19%
	Revenue ($ millions)[1]		69	77	(10)%	206	217	(5)%
	Gross profit ($ millions)		4	12	(67)%	42	44	(5)%
NUKEM	Uranium sales (million lbs)[1]		1.1	1.5	(27)%	6.0	4.0	50%
	Average realized price	($Cdn/lb)	28.72	43.52	(34)%	33.22	48.89	(32)%
	Revenue ($ millions)[1]		32	67	(52)%	198	198	—
	Gross loss ($ millions)		(1)	(15)	(93)%	(16)	(26)	(38)%

[1]	There were no significant intersegment transactions in the periods shown. Please see our third quarter MD&A for more information.

Management’s discussion and analysis and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2017, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2016, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property McArthur River/Key Lake was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

•	Les Yesnik, general manager, McArthur River/Key Lake, Cameco

•	Greg Murdock, mine manager, McArthur River, Cameco

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on January 15, 2018, to shareholders of record at the close of business on December 29, 2017.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our expectations related to annual cost reductions resulting from the full implementation of changes to our global marketing activities; our 2017 adjusted net earnings and cash flow expectations; updates to our 2017 outlook table, including for our uranium segment: expected 2017 uranium production, delivery volumes, average realized price and average cost of sales, and on a consolidated basis 2017 expected tax expense and capital expenditures; our expectation that there could be further variability in uranium production in the future if current market conditions continue; and our expectations that a decision from the judge in the CRA trial could take six to 18 months and that the TEPCO arbitration case will be heard in the first quarter of 2019. Material risks that could lead to a different result include: unexpected changes in demand for uranium, our production, purchases, sales and costs, taxes, our mineral reserve and resource estimates, currency exchange rates and government regulations or policies; the risk that actual uranium prices, and our average realized price are lower than we expect; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our cost reduction strategies are unsuccessful, or have unanticipated consequences; the risk that our 2017 adjusted net earnings estimate or cash flow estimate prove to be inaccurate; and the risk our estimates and forecasts prove to be inaccurate. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand and prices; our production, purchases, sales, average realized price, capital expenditures, and costs; taxes and currency exchange rates; about market conditions and other factors upon which we have based our updated 2017 outlook as well as our 2017 adjusted net earnings and cash flow estimates; the accuracy of our 2017 adjusted net earnings and cash flow estimates and mineral reserve and other estimates; the absence of new and adverse government regulations or policies; the successful outcome of any litigation or arbitration claims against us; the timing of the judge’s decision in the CRA trial and the TEPCO arbitration hearing; our ability to complete contracts on the agreed-upon terms; and that our cost reduction strategies will successfully achieve their objectives. Please also review the discussion in our quarterly and annual MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Friday, October 27, 2017, at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 27, 2017, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 1745)

Fourth quarter and annual report release date

We plan to announce our fourth quarter and annual consolidated financial and operating results before markets open on February 9, 2018. Announcement dates are subject to change.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM Energy GmbH, unless otherwise indicated.

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Investor inquiries: Rachelle Girard (306) 956-6403

Media inquiries: Gord Struthers (306) 956-6593